UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Revisions of Interim Financial Highlights for the Fiscal Year 2004

Mitsubishi Tokyo Financial Group, Inc. revised a portion of previously reported interim financial highlights for the fiscal year 2004 due to error.

Summary of revision

•	Page1 “1. Highlights of Consolidated Statements of Operations” line 16

<As previously reported>

	Six months ended September 30, 2003 (A)		Six months ended September 30, 2004 (B)		(B) – (A)
Provision for formula allowance for loan losses	[119.0	]	[2,374	]	[118.4	]

<As revised>

	Six months ended September 30, 2003 (A)		Six months ended September 30, 2004 (B)		(B) – (A)
Provision for formula allowance for loan losses	[119.0	]	[237.4	]	[118.4	]

Mitsubishi Tokyo Financial Group, Inc.

Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

1. Highlights of Consolidated Statements of Operations

		(in billions of yen)
		Six months ended September 30, 2003 (A)	Six months ended September 30, 2004 (B)	(B) – (A)
1	Gross profits	898.9	885.9	(12.9)
2	Net interest income	533.1	506.5	(26.5)
3	Trust fees	36.4	46.1	9.6
4	Credit costs for trust accounts	(8.4)	(2.3)	6.0
5	Net fees and commissions	195.8	241.3	45.5
6	Net trading profits	72.0	50.2	(21.7)
7	Net other business income	61.5	41.7	(19.8)
8	Net gains on foreign exchange transactions	45.5	36.1	(9.4)
9	Net gains (losses) on debt securities	(2.7)	27.8	30.5
10	Net gains (losses) on derivatives (total of the two Banks *)	25.7	(33.0)	(58.8)
11	General and administrative expenses	489.5	499.3	9.8
12	Personnel expenses (total of the two Banks *)	120.8	114.3	(6.5)
13	Non-personnel expenses (total of the two Banks *)	173.5	176.8	3.2
14	Taxes (total of the two Banks *)	15.2	16.5	1.2
15	Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	417.8	388.9	(28.9)
16	Provision for formula allowance for loan losses	[119.0 ]	[237.4 ]	[118.4 ]
17	Net business profits	409.3	386.5	(22.8)
18	Net non-recurring gains (losses)	(135.9)	(76.2)	59.6
19	Credit related costs	(91.8)	(65.4)	26.4
20	Losses on loan charge-offs	(49.8)	(28.5)	21.2
21	Provision for specific allowance for loan losses	[40.3 ]	[(227.0)]	[(267.3)]
22	Provision for allowance for loans to specific foreign borrowers	[4.1 ]	[0.8 ]	[(3.3)]
23	Losses on sales of loans to the Resolution and Collection Corporation	(13.8)	(0.8)	13.0
24	Other credit related costs	(28.1)	(35.9)	(7.7)
25	Net losses on equity securities	(9.0)	(4.7)	4.3
26	Gains on sales of equity securities	48.0	42.9	(5.0)
27	Losses on sales of equity securities	(53.4)	(14.1)	39.3
28	Losses on write down of equity securities	(3.6)	(33.5)	(29.8)
29	Other	(34.9)	(6.1)	28.8
30	Ordinary profit	273.4	310.3	36.8
31	Net special gains	234.9	17.5	(217.3)
32	Gains on loans charged-off	15.3	12.3	(2.9)
33	Reversal of allowance for loan losses	163.5	11.3	(152.2)
34	Impairment losses	—	(3.9)	(3.9)
35	Refund of enterprise taxes by the Tokyo Metropolitan Government	41.9	—	(41.9)
36	Gains on transfer of the substitutional portion of future pension obligations	26.5	—	(26.5)
37	Income before income taxes and others	508.3	327.8	(180.4)
38	Income taxes-current	25.5	39.6	14.1
39	Income taxes-deferred	159.5	95.6	(63.8)
40	Minority interest	21.4	20.9	(0.5)
41	Net income	301.8	171.6	(130.1)

42	Total credit costs (4+19+33)	63.2	(56.3)	(119.6)

Operating Results of Significant Subsidiaries for the Six Months Ended September 30, 2004

		Gross profits	General and administrative expenses	Net business profits before credit costs	Net income
43	The Bank of Tokyo-Mitsubishi, Ltd.	471.0	237.6	233.4	108.1
44	The Mitsubishi Trust and Banking Corporation	154.9	70.1	87.2	30.1
45	Mitsubishi Securities Co., Ltd. and Consolidated Subsidiaries	54.6	45.3	9.2	11.4
46	UnionBanCal Corporation	130.5	81.2	49.3	42.1

*	“Total of the two Banks” represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

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